

August 13, 2012

<u>Via E-mail</u>
Mr. Kevin Jones
Chairman and Chief Executive Officer
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

      Re: North Texas Energy, Inc.
              Amendment No. 3 to Registration Statement on Form S-1
              Filed July 27, 2012
              File No. 333-178251

Dear Mr. Jones:

We have reviewed your amended registration statement and corresponding response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1/A filed on July 27, 2012</u>

<u>Prospectus Cover Page</u>

1.   Please further revise the headings you provide in bold type to clarify that the prospectus relates to the offer and sale of "up to" 2,000,000 shares of common stock.

<u>Business of the Company, page 4</u>

<u>Oil Reserves-Technical Report on North Texas Energy Oil & Gas Leases, page 6</u>

2.   Your response six to our June 12, 2012 letter contends that the future production from your four leases in the New Diana Field, Upshur County, Texas will be economic due to (a) oil price improvement and, (b) application of Microbial Enhanced Oil Recovery. In reference

to (a), your third party reserve report projects your four New Diana leases to produce 42.6 thousand barrels of oil in 2013, even though, according to Texas Railroad Commission data, all of the field's 17 leases have not produced over 40 thousand barrels annually since 1993 and these same properties have not produced over 10 thousand barrels annually since 2003. This happened despite an oil price compound annual growth rate over 25% from 2003-2008. With regard to (b), you offered no evidence that the MEOR technique has been demonstrated to be economically successful in the New Diana Field or in analogous, nearby reservoirs.

Your response seven states that the M.W. Balch lease production will be increased by application of a MEOR technique. Per RRC data, this lease has produced 311 barrels of oil since 1993 and you offered no evidence that the MEOR technique has been demonstrated to be economically successful in this or analogous, nearby reservoirs.

As you have not yet presented reliable support for your claimed proved reserves, please amend your document to remove them. Alternatively, provide us with definitive evidence that the economic recovery of your claimed reserves is reasonably certain.

3.   We note that on pages six and 24, you have disclosed the gross (8/8ths) oil and gas reserve figures from your third party engineer's report as your net reserves. In the event you are able to justify proved reserve disclosure, please present the figures for reserves net to your interest in proved properties.

Directors, Officers and Control Persons, page 12

4.   We note your response to prior comment 11 from our letter to you dated June 12, 2012. Please revise the sketches you provide to specify Mr. Marah's precise title or position with Greyhound and to disclose for Mr. Jones each position he has held with the listed employers during the past five years, leaving no gaps or ambiguities with regard to time. In that regard, please also clarify when he began to work full time for the registrant. See also comment 21 from our letter to you dated March 23, 2012.

North Texas Energy, Inc. Financial Statements, page 15

5.   Please update the financial statements included in the registration statement to comply with Rule 8-08 of Regulation S-X.

Independent Registered Public Accounting Firm's Report, page 16

6.   We note you have restated your financial statements to correct various accounting errors and we expect were subject to audit. Please direct your auditor to AU §§ 420.12 and 530.07 for guidance on explanatory language that may be appropriate for the audit opinion, and dating of the audit opinion.

Income Statement, page 18

7.   Please present earnings per share information on the face of your income statement as required by FASB ASC 260-10-45. This comment is applicable to Remington Oil and Gas, Inc.'s financial statements as well.

Note 1 – Summary of Significant Accounting Policies, page 21

Method of Accounting for Costs and Disposing of Capital Costs, page 22

8.   We understand that you have adopted the full cost method to account for your oil and gas activities although you do not believe it currently applies. Please read Rule 4-10(c) of Regulation S-X. Even though you have not incurred exploration and development costs, since you capitalized costs of oil and gas properties if these are unevaluated the costs must be routinely assessed for impairment and if impaired then subject to depletion, and in either case the capitalized acquisition costs of oil and gas properties are subject to the ceiling test.

Change in Accounting Policies – Error Corrections, page 22

9.   We note that you have restated your financial statements in response to prior comment 13. Please revise to include the disclosures prescribed by FASB ASC 250-10-50-7 with respect to this correction of an error.

10.   We note your response to prior comment 14 and the revisions you have made to your financial statements to account for the acquisition of Remington Oil and Gas. However, we continue to believe you have not recorded this business combination in accordance with the guidance of FASB ASC 805. Specifically, we do not believe it is appropriate to value the common stock issued to complete the acquisition at nil and to recognize a gain on the income statement. Please revisit the guidance in FASB ASC 805 with respect to measuring the consideration transferred to complete the acquisition and measuring the net assets acquired and revise your financial statements accordingly.

Note 4 – Oil and Gas Producing Activities

11.   You do not appear to be presenting the appropriate information in the tables Capitalized Costs Related to Oil and Gas Producing Activities and Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development. Please refer to the guidance in FASB 932-235-50-12 through 50-15 and 50-17 through 50-20 and revise these tables accordingly.

12.   The measure you report as the standardized measure of discounted future net cash flows does not appear to conform with the guidance in FASB 932-235-50-29 through 50-33. In addition, you have not presented the changes in the standardized measure of discounted future net cash flows as required by FASB ASC 932-235-50-34 through 50-36. Please revise your disclosure as necessary to include the required information as prescribed by this guidance.

Remington Oil and Gas, Inc. Financial Statements, page 27

Independent Registered Public Accounting Firm's Report, page 28

13.   It is unclear whether the cumulative to date financial information was subject to audit procedures. If these financial statements were audited, this needs to be apparent in the audit report; and if the information is unaudited, you need to indicate the status in the column heading.

Statements of Stockholder Equity, page 32

14.   Please address the following points with respect to the presentation of Remington Oil and Gas, Inc.'s statements of stockholders' equity:

- Tell us why no stock ownership information is reflected for 2009
- Include a line item for the balances as of December 31, 2009
- Correct the summation errors within the Total Stockholders' Equity column.
- Tell us the origin of the line item, "Stock Subscription Agreement."

Exhibits

15.   Please advise your auditor to refer to all financial statement periods he has audited and opined upon in future consents filed with the registration statement.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters and you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director